07022146

RECEIVED

2007 APR -4 A 8:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Appendix 4D

Half Year Report

Name of entity

SOLBEC PHARMACEUTICALS LTD

ACN, ARBN or ARSN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year ended ('current period')
061 289 218	X		31 December 2006

SUPPL

Results for announcement to the market

Extracts from this report for announcement to the market (see note 1). $A'000

Revenue	up	21.7%	to	28
Loss after tax	down	12.9%	to	(832)
Net loss for the period attributable to members	down	12.9%	to	(832)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend	Nil	Nil
Interim dividend	Nil	Nil
Previous corresponding period	Nil	Nil

+Record date for determining entitlements to the dividend, N/A

Brief explanation of major changes to the results compared to the previous corresponding period;

- Reduction in loss due to income from Government Grants.

PROCESSED

APR 1 1 2007

THOMSON FINANCIAL

NTA backing	Current period	Previous corresponding period
Net tangible asset backing per +ordinary security	1 cent	1 cent

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 12).

Identify other standards used [ ]

2 This report, and the financial statements prepared under the Corporations Law (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on financial statements to which one of the following applies.
(Tick one)

- [ ] The financial statements have been audited.
- [x] The financial statements have been subject to review.
- [ ] The financial statements are in the process of being audited or subject to review.
- [ ] The financial statements have *not* yet been audited or reviewed.

5 The entity has a formally constituted audit committee.

Sign here: .... Date: 28th February 2007
Company secretary

Print name: John Sendziuk

CONDENSED INCOME STATEMENT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

	NOTE	CONSOLIDATED HALF YEAR ENDED 31 DECEMBER 2006 $	CONSOLIDATED HALF YEAR ENDED 31 DECEMBER 2005 $
Continuing operations			
Revenue	3	27,863	23,293
Other income		287,295	1,157
Research and development expenditure		(467,554)	(241,709)
Other expenses	3	(710,466)	(1,031,661)
Profit (loss) before income tax expense		(862,862)	(1,248,920)
Income tax (expense) benefit		30,600	295,115
Profit (Loss) from continuing operations after income tax expense / benefit		(832,262)	(953,805)
Profit (loss) attributable to members of Solbec Pharmaceuticals Ltd		(832,262)	(953,805)

Earnings Per Share	**Cents**	**Cents**
Basic earnings per share – (loss)	(0.4)	(0.6)
Diluted earnings per share – (loss)	(0.4)	(0.6)

CONDENSED STATEMENT OF CHANGES IN EQUITY
AS AT 31 DECEMBER 2006

Consolidated	**Issued Capital**	**Accumulated Losses**	**Asset Revaluation Reserve**	**Other Reserves**	**Total Equity**
	$	**$**	**$**	**$**	**$**
As at 1 July 2006	19,730,688	(19,797,046)	532,651	849,858	1,316,151
Revaluation of land and buildings to fair value	-	-	102,000	-	102,000
Income tax on items recognised in equity	-	-	(30,600)	-	(30,600)
Income and expense for the period recognised directly in equity	-	-	71,400	-	71,400
Loss for the period	-	(832,262)	-	-	(832,262)
Total income / (expense) for the period	-	832,262)	71,400	-	(760,862)
Capital Raising	1,308,990	-	-	-	1,308,990
Share Issue Costs	(36,000)	-	-	-	(36,000)
Share Based Payment	-	-	-	9,730	9,730
As at 31 December 2006	**21,003,678**	**(20,629,308)**	**604,051**	**859,588**	**1,838,009**

Consolidated					
As at 1 July 2005	17,138,366	(18,093,745)	-	2,493,699	1,538,320
Revaluation of land and buildings to fair value	-	-	669,645	-	669,645
Income and expense for the period recognized directly in equity	-	-	669,645	-	669,645
Loss for the period	-	(953,805)	-	-	(953,805)
Total income / (expense) for the period	-	(953,805)	669,645	-	(284,160)
As at 31 December 2005	**17,138,366**	**(19,047,550)**	**669,645**	**2,493,699**	**1,254,160**

Condensed Balance Sheet
As At 31 December 2006

	NOTE	CONSOLIDATED 31 DECEMBER 2005 $	30 JUNE 2006 $
ASSETS			
Current Assets			
Cash and cash equivalents		600,505	888,908
Trade and Other Receivables		11,873	3,104
Other Assets		20,117	52,231
Total Current Assets		632,495	944,243
Non-Current Assets			
Land and buildings at fair value		1,122,000	1,020,000
Other Property, plant and equipment		273,512	291,212
Total Non-Current Assets		1,395,512	1,311,212
Total Assets		**2,028,007**	**2,255,455**
LIABILITIES			
Current Liabilities			
Trade and other payables		170,571	636,156
Provisions		19,427	20,853
Other Liabilities		-	282,295
Total Liabilities		189,998	939,304
Net Assets		**1,838,009**	**1,316,151**
EQUITY			
Contributed equity	7	21,003,678	19,730,688
Reserves		1,463,639	1,382,509
Accumulated losses		(20,629,308)	(19,797,046)
Total Equity		**1,838,009**	**1,316,151**

CONDENSED CASH FLOW STATEMENT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

	CONSOLIDATED	
	HALF YEAR ENDED 31 DECEMBER 2006 $	HALF YEAR ENDED 31 DECEMBER 2005 $
Cash flows from operating activities		
Receipts from operations	512	78,395
Government grants received	287,295	-
Payments to suppliers and employees	(1,864,233)	(1,504,463)
Interest received	27,351	24,557
Income tax refund	-	295,115
Net cash flows used in operating activities	(1,549,075)	(1,106,396)
Cash Flow from investing activities		
Payments for property, plant and equipment	(1,818)	(61,842)
Proceeds from sale of financial assets	-	36,592
Net cash flows from investing activities	(1,818)	(25,250)
Cash flows from financing activities		
Proceeds from the issue of shares	1,298,490	-
Less issue costs	(36,000)	-
Net cash flows from financing activities	1,262,490	-
Net increase / (decrease) in cash held	(288,403)	(1,131,646)
Cash and cash equivalents at beginning of the financial period	888,908	1,405,349
Cash And Cash Equivalents At The End Of The Financial Period	**600,505**	**273,703**

NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

1. Basis of Preparation of Half-Year Financial Statements

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the Annual Report of Solbec Pharmaceuticals Ltd as at 30 June 2006.

It is also recommended that the half-year financial report be considered together with any public announcements made by Solbec Pharmaceuticals Ltd and its controlled entities during the half-year ended 31 December 2006 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of accounting

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with applicable accounting standards including Accounting Standard AASB 134 "Interim Financial Reporting", the Corporations Act 2001 and other professional reporting requirements.

The half-year report has been prepared on a historical cost basis, except for land and buildings which have been measured at fair value.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Significant Accounting Policies

The half-year consolidated financial statements have been prepared using the same accounting policies as used in the annual financial statements for the year ended 30 June 2006, except for the adoption of any amending standards as described in Note 2.

1. Basis of Preparation of Half-Year Financial Statements (Cont.)

(c) Basis of consolidation

The half year consolidated financial statements comprise the financial statements of Solbec Pharmaceuticals Limited and its subsidiary as at 31 December 2006 ('the Group').

(d) Going concern

The financial report has been prepared on a going concern basis. In arriving at this position the directors have had regard to the fact that the company has access to a $5 million standby equity facility with a US-based investment fund, allowing the company to draw down the facility by the issue of shares. As a result of this facility, the directors are confident that the consolidated entity will have sufficient cash and other assets to fund committed expenditure for a period of not less than 12 months from the date of this report.

2. Change in accounting policies

The following Australian Accounting Standards and UIG Interpretations that have recently been amended and are effective from 1 July 2006 and are applicable to the Group are outlined in the table below. They do not have any impact on the Group accounts.

Reference	Title	Application date of standard	Application date
AASB 2004-3	Amendments to Australian Accounting Standards	For annual periods beginning on or after 1 January 2006	1 July 2006
AASB 2005-1	Amendments to Australian Accounting Standard	For annual periods beginning on or after 1 January 2006	1 July 2006
AASB 2005-3	Amendments to Australian Accounting Standard [AASB 119]	For annual periods beginning on or after 1 January 2006	1 July 2006
AASB 2005-4	Amendments to Australian Accounting Standards [AASB 139, AASB 132, AASB 1, AASB 1023 & AASB 1038]	For annual periods beginning on or after 1 January 2006	1 July 2006
AASB 2005-5	Amendments to Australian Accounting Standards [AASB 1 & AASB 139]	For annual periods beginning on or after 1 January 2006	1 July 2006
AASB 2005-6	Amendments to Australian Accounting Standards [AASB 3]	For annual periods beginning on or after 1 January 2006	1 July 2006

2. Change in accounting policies (Cont.)

AASB 2005-9	Amendments to Australian Accounting Standards [AASB 4, AASB 1023, AASB 139 & AASB 132]	For annual periods beginning on or after 1 January 2006	1 July 2006
AASB 2006-1	Amendments to Australian Accounting Standards [AASB 121]	For annual period ending on or after 31 December 2006	1 July 2006
AASB 2006-3	Amendments to Australian Accounting Standards [AASB 1045]	For annual period ending on or after 31 December 2006	1 July 2006
AASB 119 (revised)	Employee Benefits (revised December 2004)	For annual periods beginning on or after 1 January 2006	1 July 2006
Interpretation 4	Determining whether an Arrangement contains a Lease	For annual periods beginning on or after 1 January 2006	1 July 2006
Interpretation 5	Rights to interest arising from Decommissioning, Restoration and Environmental Rehabilitation Funds	For annual periods beginning on or after 1 January 2006	1 July 2006
Interpretation 6	Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment	For annual periods beginning on or after 1 December 2005	1 July 2006
Interpretation 7	Applying the Restatement Approach under AASB 129 Financial Reporting in Hyperinflationary Economies	For annual periods beginning on or after 1 March 2006	1 July 2006
Interpretation 8	Scope of AASB 2	For annual periods beginning on or after 1 May 2006	1 July 2006
Interpretation 9	Reassessment of Embedded Derivatives	For annual periods beginning on or after 1 June 2006	1 July 2006

3. Revenue and Expenses

The following revenue and expense items are relevant explaining the financial performance for the interim period:	HALF YEAR ENDED 31 DECEMBER 2006 $	HALF YEAR ENDED 31 DECEMBER 2005 $
Revenues		
Miscellaneous income	512	2,735
Interest income	27,351	20,558
	27,863	23,293
Other Income		
Government Grants	287,295	-
Other	-	1,157
	287,295	1,157
Corporate administration costs		
Depreciation & amortisation	19,519	18,477
Other administration expenses	287,687	453,714
Salaries and wages	349,555	432,749
Share registry and ASX expenses	21,459	26,851
Rental expense	27,791	30,569
Legal expenses	4,455	69,301
Total administration costs	710,466	1,031,661
TOTAL OTHER EXPENSES	**710,466**	**1,031,661**

4. Events Subsequent To Reporting Date

There are not material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period.

5. Contingent Liabilities

There has been no change in contingent liabilities since the last reporting date.

6. Segment Information

The consolidated entity operates only in one business segment, being pharmaceutical research and development and only one geographical segment being Australia.

7. Equity

7a. Movement in shares

	Six Months Ended 31 December 2006	
	Number	$
Balance at beginning of period	198,421,556	19,730,688
18,549,858 shares issued at 7 cents per share on 10 August 2006	18,549,858	1,298,490
Transaction costs of placement	-	(36,000)
150,003 shares issued under employee share plan at 7 cents per share on 24 August 2006 **	150,003	10,500
Balance at end of period	217,121,417	21,003,678

****Structure of the Employee Share Plan**

The 150,003 shares issued to Solbec Employees were allocated pursuant to a Tax Exempt Share Scheme, whereby each employee was entitled to receive up to $1000 worth of shares in the Company tax free.
Following on from this, the Shareholders have since approved Solbec's Employee Share Option Plan (ESOP, Plan). The Directors can invite employees and consultants to participate in the ESOP from time to time and on the terms and conditions considered appropriate by the Board which are not inconsistent with the Plan. The Board may not issue options if the number of options on issue pursuant to the Plan or under an employee share scheme (that have neither been exercised nor lapsed) exceeds 5% of the total number of issued ordinary shares of the Company from time to time. Each option would be a right to subscribe for one fully paid ordinary share in the Company. When issued following the exercise of an option, the shares would rank equally with other ordinary shares of the Company.
Options granted under the Plan will be granted free of charge. The Exercise Price of each option shall be the exercise price as determined by the Board and advised to the Eligible Person at the time of invitation, provided that in no event will the Exercise Price be less than the weighted average sale price of Shares in the Company sold on ASX during the 5 Business Days prior to the date the options were issued. An option issued under the Plan is to be exercised by such date determined by the Board. Any options not exercised within the Exercise Period shall lapse and be forfeited.

7. Equity (Cont.)

7b. Movement in options

	Six Months ended 31 December 2006
	Number
Balance at beginning of period	27,682,200
Issued on 10 August 2006*	9,274,931
Expired on 19 September 2006	(15,182,200)
Balance at end of period	21,774,931

7c. Options Premium Reserve

	Six Months ended 31 December 2006
	Number
Balance at beginning of period	849,858
Share based payments	9,730
Balance at end of period	859,588

Option holders do not have any rights, by virtue of their option holding, to vote at a meeting of the Company.

During the half year and up to the date of this report, nil options have been exercised. The market price of ordinary shares of the Company was $0.04 cents on 31 December 2006.

* Options were issued together with the shares issued on 10 August 2006 (1 option for each 2 shares issued). They were issued for nil consideration and are exercisable at 15 cents on or before 10th August 2008.

8. Related party transactions

Transaction with Key Management Personnel

(i) S Carter, a director of the Company (resigned on 26 October 2006) was paid $31,019 for consulting work at commercial rates through his company, PearlCove Consulting.

(ii) AJ Kiernan, a director of the company was paid $2,000 for consulting work at commercial rates.

(iii) M Grant, a director of the company was paid $1,200 for consulting work at commercial rates through his company, Troybridge Consulting.

In addition to the above transactions, directors were paid directors' fees during the period.

9. Dividends

No amounts have been paid, declared or recommended by Solbec Pharmaceuticals Limited by way of dividends since the commencement of the half-year, and up to the date of this report.

SOLBEC
PHARMACEUTICALS

With compliments

Solbec Pharmaceuticals Ltd ABN 85 061 289 218

Unit 1, 298 Selby St, Osborne Park, Western Australia 6017. PO Box 2142, Churchlands, Western Australia 6018 AUSTRALIA
Phone: +61 8 9446 7555 Fax: +61 8 9446 8777 Email: info@solbec.com.au Web: www.solbec.com.au

SOLBEC PHARMACEUTICALS LIMITED
ACN 061 289 218

REPORT FOR THE HALF-YEAR ENDED
31 DECEMBER 2006

CONTENTS

DIRECTORS AND APPOINTMENTS

Directors
Anthony Kiernan (Chairman)
Michael Grant
John Papadimitriou

Company Secretary
John Edward Sendziuk CA C.D.

Registered Office
C/- RSM Bird Cameron
Suites 1 & 6, 18 Parry Street
FREMANTLE WA 6160
Telephone: (08) 9336 1266
Facsimile: (08) 9430 6744

Principal Place of Business
Unit 1
298 Selby Street
OSBORNE PARK WA 6017
Telephone: (08) 9446 7555
Facsimile: (08) 9446 8777

Auditors
Ernst & Young
Chartered Accountants
Ernst & Young Building
11 Mounts Bay Road
PERTH WA 6000

Bankers
National Australia Bank Ltd
51 Dowd Street
KEWDALE WA 6106

Share Registry
Computer Share Registry Services Pty Ltd
Level 2, Reserve Bank Building
45 St George's Terrace
PERTH WA 6000
Telephone: (08) 9323 2000
Facsimile: (08) 9323 2033

Australian Stock Exchange
Home Branch: Perth
Code: SBP

DIRECTORS' REPORT

Your directors submit their report, together with the financial statements of Solbec Pharmaceuticals Ltd and its subsidiary for the half-year ended 31 December 2006 and the auditor's review report.

DIRECTORS
The names of the Directors of the Company in office during the half year and until the date of this report are:

Anthony Kiernan (Chairman)
Stephen Carter (Resigned 26/10/06)
Michael Grant
John Papadimitriou
David Hung (Resigned 8/07/06)
Graeme Howie (Resigned 12/11/06)

All Directors were in office from the beginning of the half year until the date of this report unless stated otherwise.

REVIEWS AND RESULTS OF OPERATIONS

This report is to be read in conjunction with the most recent Annual Report of Solbec Pharmaceuticals Limited.

The Company's operations during the last six months focussed on the continued drug research and development of Solbec's lead compound Coramsine®. More specifically, the Company has been dealing with a matter brought up by the Therapeutic Goods Administration (TGA) in late October 2006 which prompted Solbec's voluntarily suspension of its Phase II clinical trials. The TGA's concerns primarily relate to the details and extent of the animal toxicological preclinical data and the details and description of this in the Investigator's Brochure submitted to hospitals selected as potential trial sites for the proposed Phase II trials.

Since this time Solbec has been working with specialist regulatory consultants and toxicologists to put together a Development Plan which will contain an outline of Coramsine's drug development program from this point forward. The Development Plan is to be submitted to the TGA for their approval.

The consolidated entity made a loss after tax of $832,262 for the half year (31 December 2005 : $953,805)

AUDITOR'S INDEPENDENCE DECLARATION
In accordance with section 307C of the Corporation Act 2001, the Directors have obtained a declaration of independence from Ernst & Young the consolidated entity's auditors, which is presented on page 3 of the half year Financial Report and forms part of this report.

Signed at Perth 28th February 2007 in accordance with a resolution of the Directors.

A Kiernan
Chairman

ERNST & YOUNG

The Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

Tel 61 8 9429 2222
Fax 61 8 9429 2436

Auditor's Independence Declaration to the Directors of Solbec Pharmaceuticals Limited

In relation to our review of the financial report of Solbec Pharmaceuticals Limited for the half-year ended 31 December 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst + Young

Ernst & Young

Peter McIver
Partner
Perth
28 February 2007

ERNST & YOUNG

The Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

Tel 61 8 9429 2222
Fax 61 8 9429 2436

To the members of Solbec Pharmaceuticals Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Solbec Pharmaceuticals Limited and the entities it controlled during the half-year, which comprises the condensed balance sheet as at 31 December 2006, and the condensed income statement, condensed statement of changes in equity and condensed cash flow statement for the half-year ended on that date, a statement of accounting policies, other selected explanatory notes and the directors' declaration.

Directors' Responsibility for the half-year Financial Report
The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility
Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001 and other mandatory financial reporting requirements in Australia. As the auditor of Solbec Pharmaceuticals Limited and the entities it controlled during the half-year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence
In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Conclusion
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Solbec Pharmaceuticals Limited and the entities it controlled during the half-year, is not in accordance with:

(a) the Corporations Act 2001, including:
   (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and
   (ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

Peter McIver
Partner
Perth
28 February 2007

DIRECTORS' DECLARATION

In accordance with a resolution of the Board of Directors of Solbec Pharmaceuticals Ltd, I state that in the opinion of the directors:

1. the financial statements and notes of the consolidated entity are in accordance with the *Corporations Act 2001* including:

    a. giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of the performance for the half-year ended on that date; and

    b. comply with Accounting Standard AASB 134: Interim Financial Reporting and the Corporation's Regulations 2001; and

2. At the date of this declaration, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board,

Anthony Kiernan - Chairman
28 February 2007 Perth

CONDENSED INCOME STATEMENT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

	NOTE	CONSOLIDATED	
		HALF YEAR ENDED 31 DECEMBER 2006 $	HALF YEAR ENDED 31 DECEMBER 2005 $
Continuing operations			
Revenue	3	27,863	23,293
Other income		287,295	1,157
Research and development expenditure		(467,554)	(241,709)
Other expenses	3	(710,466)	(1,031,661)
Profit (loss) before income tax expense		(862,862)	(1,248,920)
Income tax (expense) benefit		30,600	295,115
Profit (Loss) from continuing operations after income tax expense / benefit		(832,262)	(953,805)
Profit (loss) attributable to members of Solbec Pharmaceuticals Ltd		(832,262)	(953,805)
Earnings Per Share		Cents	Cents
Basic earnings per share – (loss)		(0.4)	(0.6)
Diluted earnings per share – (loss)		(0.4)	(0.6)

CONDENSED STATEMENT OF CHANGES IN EQUITY AS AT 31 DECEMBER 2006

Consolidated	Issued Capital	Accumulated Losses	Asset Revaluation Reserve	Other Reserves	Total Equity
	$	$	$	$	$
As at 1 July 2006	19,730,688	(19,797,046)	532,651	849,858	1,316,151
Revaluation of land and buildings to fair value	-	-	102,000	-	102,000
Income tax on items recognised in equity	-	-	(30,600)	-	(30,600)
Income and expense for the period recognised directly in equity	-	-	71,400	-	71,400
Loss for the period	-	(832,262)	-	-	(832,262)
Total income / (expense) for the period	-	832,262)	71,400	-	(760,862)
Capital Raising	1,308,990	-	-	-	1,308,990
Share Issue Costs	(36,000)	-	-	-	(36,000)
Share Based Payment	-	-	-	9,730	9,730
As at 31 December 2006	**21,003,678**	**(20,629,308)**	**604,051**	**859,588**	**1,838,009**

Consolidated					
As at 1 July 2005	17,138,366	(18,093,745)	-	2,493,699	1,538,320
Revaluation of land and buildings to fair value	-	-	669,645	-	669,645
Income and expense for the period recognized directly in equity	-	-	669,645	-	669,645
Loss for the period	-	(953,805)	-	-	(953,805)
Total income / (expense) for the period	-	(953,805)	669,645	-	(284,160)
As at 31 December 2005	**17,138,366**	**(19,047,550)**	**669,645**	**2,493,699**	**1,254,160**

CONDENSED BALANCE SHEET
AS AT 31 DECEMBER 2006

	NOTE	CONSOLIDATED	
		31 DECEMBER 2005 $	30 JUNE 2006 $
ASSETS			
Current Assets			
Cash and cash equivalents		600,505	888,908
Trade and Other Receivables		11,873	3,104
Other Assets		20,117	52,231
Total Current Assets		632,495	944,243
Non-Current Assets			
Land and buildings at fair value		1,122,000	1,020,000
Other Property, plant and equipment		273,512	291,212
Total Non-Current Assets		1,395,512	1,311,212
Total Assets		**2,028,007**	**2,255,455**
LIABILITIES			
Current Liabilities			
Trade and other payables		170,571	636,156
Provisions		19,427	20,853
Other Liabilities		-	282,295
Total Liabilities		189,998	939,304
Net Assets		**1,838,009**	**1,316,151**
EQUITY			
Contributed equity	7	21,003,678	19,730,688
Reserves		1,463,639	1,382,509
Accumulated losses		(20,629,308)	(19,797,046)
Total Equity		**1,838,009**	**1,316,151**

CONDENSED CASH FLOW STATEMENT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

	CONSOLIDATED	
	HALF YEAR ENDED 31 DECEMBER 2006 $	HALF YEAR ENDED 31 DECEMBER 2005 $
Cash flows from operating activities		
Receipts from operations	512	78,395
Government grants received	287,295	-
Payments to suppliers and employees	(1,864,233)	(1,504,463)
Interest received	27,351	24,557
Income tax refund	-	295,115
Net cash flows used in operating activities	(1,549,075)	(1,106,396)
Cash Flow from investing activities		
Payments for property, plant and equipment	(1,818)	(61,842)
Proceeds from sale of financial assets	-	36,592
Net cash flows from investing activities	(1,818)	(25,250)
Cash flows from financing activities		
Proceeds from the issue of shares	1,298,490	-
Less issue costs	(36,000)	-
Net cash flows from financing activities	1,262,490	-
Net increase / (decrease) in cash held	(288,403)	(1,131,646)
Cash and cash equivalents at beginning of the financial period	888,908	1,405,349
Cash And Cash Equivalents At The End Of The Financial Period	**600,505**	**273,703**

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

1. Basis of Preparation of Half-Year Financial Statements

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the Annual Report of Solbec Pharmaceuticals Ltd as at 30 June 2006.

It is also recommended that the half-year financial report be considered together with any public announcements made by Solbec Pharmaceuticals Ltd and its controlled entities during the half-year ended 31 December 2006 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of accounting

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with applicable accounting standards including Accounting Standard AASB 134 "Interim Financial Reporting", the Corporations Act 2001 and other professional reporting requirements.

The half-year report has been prepared on a historical cost basis, except for land and buildings which have been measured at fair value.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Significant Accounting Policies

The half-year consolidated financial statements have been prepared using the same accounting policies as used in the annual financial statements for the year ended 30 June 2006, except for the adoption of any amending standards as described in Note 2.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2006

1. Basis of Preparation of Half-Year Financial Statements (Cont.)

(c) Basis of consolidation

The half year consolidated financial statements comprise the financial statements of Solbec Pharmaceuticals Limited and its subsidiary as at 31 December 2006 ('the Group').

(d) Going concern

The financial report has been prepared on a going concern basis. In arriving at this position the directors have had regard to the fact that the company has access to a $5 million standby equity facility with a US-based investment fund, allowing the company to draw down the facility by the issue of shares. As a result of this facility, the directors are confident that the consolidated entity will have sufficient cash and other assets to fund committed expenditure for a period of not less than 12 months from the date of this report.

2. Change in accounting policies

The following Australian Accounting Standards and UIG Interpretations that have recently been amended and are effective from 1 July 2006 and are applicable to the Group are outlined in the table below. They do not have any impact on the Group accounts.

Reference	Title	Application date of standard	Application date
AASB 2004-3	Amendments to Australian Accounting Standards	For annual periods beginning on or after 1 January 2006	1 July 2006
AASB 2005-1	Amendments to Australian Accounting Standard	For annual periods beginning on or after 1 January 2006	1 July 2006
AASB 2005-3	Amendments to Australian Accounting Standard [AASB 119]	For annual periods beginning on or after 1 January 2006	1 July 2006
AASB 2005-4	Amendments to Australian Accounting Standards [AASB 139, AASB 132, AASB 1, AASB 1023 & AASB 1038]	For annual periods beginning on or after 1 January 2006	1 July 2006
AASB 2005-5	Amendments to Australian Accounting Standards [AASB 1 & AASB 139]	For annual periods beginning on or after 1 January 2006	1 July 2006
AASB 2005-6	Amendments to Australian Accounting Standards [AASB 3]	For annual periods beginning on or after 1 January 2006	1 July 2006

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2006

2. Change in accounting policies (Cont.)

AASB 2005-9	Amendments to Australian Accounting Standards [AASB 4, AASB 1023, AASB 139 & AASB 132]	For annual periods beginning on or after 1 January 2006	1 July 2006
AASB 2006-1	Amendments to Australian Accounting Standards [AASB 121]	For annual period ending on or after 31 December 2006	1 July 2006
AASB 2006-3	Amendments to Australian Accounting Standards [AASB 1045]	For annual period ending on or after 31 December 2006	1 July 2006
AASB 119 (revised)	Employee Benefits (revised December 2004)	For annual periods beginning on or after 1 January 2006	1 July 2006
Interpretation 4	Determining whether an Arrangement contains a Lease	For annual periods beginning on or after 1 January 2006	1 July 2006
Interpretation 5	Rights to interest arising from Decommissioning, Restoration and Environmental Rehabilitation Funds	For annual periods beginning on or after 1 January 2006	1 July 2006
Interpretation 6	Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment	For annual periods beginning on or after 1 December 2005	1 July 2006
Interpretation 7	Applying the Restatement Approach under AASB 129 Financial Reporting in Hyperinflationary Economies	For annual periods beginning on or after 1 March 2006	1 July 2006
Interpretation 8	Scope of AASB 2	For annual periods beginning on or after 1 May 2006	1 July 2006
Interpretation 9	Reassessment of Embedded Derivatives	For annual periods beginning on or after 1 June 2006	1 July 2006

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2006

3. Revenue and Expenses

The following revenue and expense items are relevant in explaining the financial performance for the interim period:	HALF YEAR ENDED 31 DECEMBER 2006 $	HALF YEAR ENDED 31 DECEMBER 2005 $
Revenues		
Miscellaneous income	512	2,735
Interest income	27,351	20,558
	27,863	23,293
Other Income		
Government Grants	287,295	-
Other	-	1,157
	287,295	1,157
Corporate administration costs		
Depreciation & amortisation	19,519	18,477
Other administration expenses	287,687	453,714
Salaries and wages	349,555	432,749
Share registry and ASX expenses	21,459	26,851
Rental expense	27,791	30,569
Legal expenses	4,455	69,301
Total administration costs	710,466	1,031,661
TOTAL OTHER EXPENSES	**710,466**	**1,031,661**

4. Events Subsequent To Reporting Date

There are not material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period.

5. Contingent Liabilities

There has been no change in contingent liabilities since the last reporting date.

6. Segment Information

The consolidated entity operates only in one business segment, being pharmaceutical research and development and only one geographical segment being Australia.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2006

7. Equity

7a. Movement in shares

	Six Months Ended 31 December 2006 Number	$
Balance at beginning of period	198,421,556	19,730,688
18,549,858 shares issued at 7 cents per share on 10 August 2006	18,549,858	1,298,490
Transaction costs of placement	-	(36,000)
150,003 shares issued under employee share plan at 7 cents per share on 24 August 2006 **	150,003	10,500
Balance at end of period	217,121,417	21,003,678

****Structure of the Employee Share Plan**

The 150,003 shares issued to Solbec Employees were allocated pursuant to a Tax Exempt Share Scheme, whereby each employee was entitled to receive up to $1000 worth of shares in the Company tax free.

Following on from this, the Shareholders have since approved Solbec's Employee Share Option Plan (ESOP, Plan). The Directors can invite employees and consultants to participate in the ESOP from time to time and on the terms and conditions considered appropriate by the Board which are not inconsistent with the Plan. The Board may not issue options if the number of options on issue pursuant to the Plan or under an employee share scheme (that have neither been exercised nor lapsed) exceeds 5% of the total number of issued ordinary shares of the Company from time to time. Each option would be a right to subscribe for one fully paid ordinary share in the Company. When issued following the exercise of an option, the shares would rank equally with other ordinary shares of the Company.

Options granted under the Plan will be granted free of charge. The Exercise Price of each option shall be the exercise price as determined by the Board and advised to the Eligible Person at the time of invitation, provided that in no event will the Exercise Price be less than the weighted average sale price of Shares in the Company sold on ASX during the 5 Business Days prior to the date the options were issued. An option issued under the Plan is to be exercised by such date determined by the Board. Any options not exercised within the Exercise Period shall lapse and be forfeited.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2006

7. Equity (Cont.)

7b. Movement in options

	Six Months ended 31 December 2006 Number
Balance at beginning of period	27,682,200
Issued on 10 August 2006*	9,274,931
Expired on 19 September 2006	(15,182,200)
Balance at end of period	21,774,931

7c. Options Premium Reserve

	Six Months ended 31 December 2006 Number
Balance at beginning of period	849,858
Share based payments	9,730
Balance at end of period	859,588

Option holders do not have any rights, by virtue of their option holding, to vote at a meeting of the Company.

During the half year and up to the date of this report, nil options have been exercised. The market price of ordinary shares of the Company was $0.04 cents on 31 December 2006.

* Options were issued together with the shares issued on 10 August 2006 (1 option for each 2 shares issued). They were issued for nil consideration and are exercisable at 15 cents on or before 10th August 2008.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2006

8. Related party transactions

Transaction with Key Management Personnel

(i) S Carter, a director of the Company (resigned on 26 October 2006) was paid $31,019 for consulting work at commercial rates through his company, PearlCove Consulting.

(ii) AJ Kiernan, a director of the company was paid $2,000 for consulting work at commercial rates.

(iii) M Grant, a director of the company was paid $1,200 for consulting work at commercial rates through his company, Troybridge Consulting.

In addition to the above transactions, directors were paid directors' fees during the period.

9. Dividends

No amounts have been paid, declared or recommended by Solbec Pharmaceuticals Limited by way of dividends since the commencement of the half-year, and up to the date of this report.

END